Exhibit 99.1

CONTINENTAL ENERGY CORPORATION
CODE OF BUSINESS CONDUCT & ETHICS

INTRODUCTION - This Code of Business Conduct and Ethics, the "Code", has been adopted by the board of directors to promote ethical and responsible decision making by the directors, officers, managers, and all other employees of Continental (each hereinafter referred to as a "Member"). The core principles of this Code embrace the values of honesty, integrity, excellence, accountability, transparence, independence, and common-sense ethical responsibility.

APPLICABILITY - This Code applies to not less than all of the Members of Continental Energy Corporation, of Continental's wholly or majority owned subsidiaries, and to those directors of joint ventures or affiliates under Continental’s operational control. All such entities are herein collectively referred to as "Continental". This Code should be read in conjunction with the attached "Guidelines for the Interpretation of the Core Principles of the Code" and with any separate Board adopted corporate "Policies", the content of each one of which forms an integral part of this Code.

CORE PRINCIPLES OF THE CODE

The core principles of the Code include that each one of the Members of Continental, as a pre-condition to employment and taking office, shall subscribe to this Code and agree to abide by the following core principles. Each Member:

a)	must act honestly, in good faith and in the best interest of Continental as a whole.

b)	has a duty to use due care and diligence in fulfilling the functions of the Member's office and exercising the powers attached to that office.

c)	must use the powers of office for a proper purpose, in the best interests of Continental as a whole.

d)	must recognize that the primary responsibility is to Continental’s shareholders as a whole but should, where appropriate, have regard for the interests of all Continental stakeholders including the other Members.

e)	must not make improper use of information acquired while in the position of office.

f)	must not take improper advantage of the position of office.

g)	must not allow personal interests, or the interests of any associated person, to conflict with Continental’s interests.

h)	has an obligation to be independent in judgement and actions and to take all reasonable steps to be satisfied as to the soundness of all decisions taken by the Board.

i)	must promote and up-hold Continental's zero tolerance culture towards bribery, corruption, fraudulent conduct, and any form of discrimination or harassment made in or outside the workplace on the basis of gender, social standing, religious affiliation, or gender preference.

j)	shall agree that confidential information received in the course of the exercise of duties of the office remains the property of Continental and it is improper to disclose it, or allow it to be disclosed, unless that disclosure has been authorized by Continental, or the person from whom the information is provided, or is required by law.

k)	should not engage in conduct likely to bring discredit upon Continental.

l)	has an obligation, at all times, to comply with the spirit, as well as the letter of the law in Canada; in any jurisdiction in which Continental is operating; and with the principles of this Code.

m)	has an obligation to comply with this Code; with all separately published Continental policies, procedures, mandates, charters; and act appropriately in respect of all Continental contracts and agreements.

REVIEW AND IMPROVEMENT - The Code shall be reviewed and ratified annually by a unanimous written consent resolution of the Board prior to each annual general meeting and signed by each and every director as a condition precedent for re-election to the Board. This Code may also be amended at such same time as the Board may deem fit.

This revision of the Code was adopted by the Board and subscribed by each sitting Director on 14 May 2017.

CONTINENTAL ENERGY CORPORATION
GUIDELINES FOR THE I NTERPRETATION
OF THE CORE PRINCIPLES OF THE CODE

The following guidelines are intended to assist Members in complying with the core principles of the Code. These guidelines are not meant to be exhaustive and may be amended or expanded from time to time to address issues of clarity or importance as they arise.

1 .	DUTIES TO THE COMPANY

a)	Each Member should endeavor to ensure that the functions of the position of office have been specified clearly, are properly understood and are competently discharged in the interests of Continental.

b)	A Member should endeavor to ensure that the management and administration of Continental is competently conducted and is devoting its best efforts in the interests of Continental.

c)

In evaluating the interests of Continental, a Member should first take into account the interests of the shareholders, other stakeholders including the local communities involved and the other Members as a whole, but where appropriate and/or required by law should take into account the interests of creditors and others.

2 .	DUTIES TO SHAREHOLDERS

a)	Each Member should endeavor to ensure that Continental is financially viable, properly managed and constantly improved so as to protect and enhance the interests of the shareholders.

b)	A Member who is appointed as a director to the Board should seek to ensure that all shareholders or classes of shareholders are treated fairly according to their rights as between each other.

c)	A Member who is appointed as a director to the Board should consider whether any benefit to be received by the Member or associated persons is of sufficient magnitude that the approval of shareholders should be sought, even though not required by law.

d)	A Member who is appointed as a director to the Board at the instigation of a party with a substantial interest in Continental such as a major shareholder or a creditor, should recognize the particular sensitivity of the position. Fiduciary duty requires the Member to make a contribution in the interests of Continental and the shareholders as a whole and not only in the interest of the nominators.

e)

Where obligations to other people or bodies preclude an independent position on an issue the Member should disclose the position and seriously consider whether to be absent or refrain from participating in the Board’s consideration of the issue (see also Guideline-6). Before taking the decision to be absent, a Member should consider whether that absence would deprive the Board of essential background or experience. The matter should be disclosed and resolved by the rest of the Board.

3 .	DUTIES TO CREDITORS

Whilst the obligations of a Member who is appointed or elected as a director to the Board are primarily owed to Continental, there are situations in which it is necessary to evaluate the interests of creditors. This is particularly so where Continental’s financial position is uncertain or where insolvency may be pending. In cases of doubt, such a Member of the Board should, with some urgency, seek professional advice.

4 .	DUTIES TO OTHER STAKEHOLDERS

All companies and their Members must comply with the legal framework governing their operations and must be conscious of the impact of their business on society. Without limiting in any way the nature of the issues with which the Member must be concerned in the running of the business, particular attention should be paid to the environment, questions of occupational health and safety, industrial relations, local community relations, corporate social responsibility, and responsible economic opportunities for employees, the impact of competition and consumer protection rules, and other legislative initiatives that may arise from time to time. Continental may from time to time adopt specific written Policies containing rules and guidelines for address these types of issues which may directly affect other stakeholders. Each Member shall seek out and read and comply with all such stated Policies.

5 .	DUE DILIGENCE

a)

A Member must acquire knowledge about the business of Continental, the statutory and regulatory requirements affecting Members in the discharge of their duties to Continental in their respective position of office, and be aware of the physical, political, local, and social environment in which Continental operates.

b)

A Member should endeavor to ensure that systems are established and operated within Continental to provide the management, on a regular and timely basis, with necessary data to enable them to make a reasoned judgement and so discharge their duties of care and diligence.

c)

A Member, who is appointed or elected as a director to the Board, should attend all Board meetings but where attendance at meetings is not possible appropriate steps should be taken to obtain leave of absence.

d)	A Member shall endeavor to ensure that Continental complies with the law and strives for the highest standards of business and ethical conduct.

e)

In order to be fully effective, a Member, who is appointed or elected as a director to the Board, should insist upon access to all relevant information to be considered by the Board. This information should be made available in sufficient time to allow proper consideration of all relevant issues. In the extreme circumstances where information is not provided the Member should make an appropriate protest about the failure on the part of Continental to provide the information and if necessary abstain from voting on the particular matter on the basis that there has not been the time necessary to consider the matter properly. Any abstention and the reasons for it, should be included in the minutes. It may also be appropriate to vote against the motion or move for deferment until proper information is available.

f)

A Member who is appointed or elected as a director to the Board, should endeavor to ensure that relations between the Board, the audit committee and the auditors are open, unimpeded and constructive. Similarly, the auditors should have direct and unimpeded access to the Member. A Member should be satisfied that the scope of the audit is adequate and that it is carried out thoroughly and with the full cooperation of management and the internal auditors.

g)

A Member who is appointed or elected as a director to the Board, shall endeavor to ensure that Continental complies with the securities, listing, and business rules of the Canadian Securities Administrators, the US Securities Commission, the OTC Markets, and with applicable provisions of the BC Business Corporations Act, the US Securities Act of 1933, the US Securities Act of 1934, and the rules of any exchanges Continental’s securities may become listed and trade on, and in particular those rules relating to any benefits that may be received by a Member or an associated person, from Continental by way of an issue of shares or any other transaction of a similar nature.

h)

A Member who is appointed or elected as a director to the Board, from time to time may need expert advice (whether it be legal, financial or some other professional advice and whether it relates to fiduciary or other duties) in order to discharge duties properly. The Member should ensure, to the extent possible, that any advice obtained is independent of Continental. In that regard wherever necessary the services of advisers external to those advising Continental may need to be sought. In any case of doubt separate independent advice should always be sought by the Members on matters that may impact on their position vis-à-vis Continental.

6 .	CONFLICTS OF INTEREST

a)

A Member must not take improper advantage of the position of office or as a Member to gain, directly or indirectly, a personal advantage or any advantage for any associated person or, which might cause detriment to Continental.

b)

The personal interests of a Member, and those of family, must not be allowed to prevail over those of Continental’s shareholders generally. A Member should seek to avoid conflicts of interest wherever possible. Full disclosure of the conflict, or potential conflict, must be made to the Board. In considering the issues, account should be taken of the significance of the potential conflict for Continental and the possible consequences if it is not handled properly. Where a conflict does arise, a Member must consider whether to refrain from participating in the debate and/or voting on the matter, whether to be absent from discussion of the matter, whether to arrange that the relevant Board papers are not sent, or, in an extreme case, whether to resign from the Board. Where a Member chooses to be absent from the meeting, consideration should be given as to whether expertise that would be contributed by the Member is otherwise available. In the case of a continuing material conflict of interest a Member should give careful consideration to resigning from the Board and consider the provisions of Guideline-9.

c)	An executive Member must always be alert to the potential for conflict of interest between management interests and the fiduciary duties as a Member.

d)

Dealing in listed securities of Continental may give rise to dangers of breaching the duties of a Member and should be undertaken with care. A Member should not engage in the short term trading of Continental’s listed securities.

e)	Continental’s listed securities may be traded by Members after considering the provisions of Continental’s separately published policy statement: "Policy for Trading and Company Securities".

7 .	BRIBERY AND CORRUPTION

a)	A Member must promote and uphold Continental's zero tolerance culture towards bribery, fraudulent conduct, and other forms of corruption.

b)	As a Canadian company, Continental is subject to the provisions of the Corruption of Foreign Public Officials Act, S. C. 1998, c. 34.

c)

In addition, a Member may be personally subject to similar foreign or local corrupt practice legislation in jurisdictions in which the Member is a citizen or are resident, or in which Continental is operating. A Member is obliged under this Code to familiarize him or herself with regard to such legislation applicable to his or her position of office.

d)

Further, a Member is also obliged under this Code to be familiar with and adhere to the legal obligations and principles set out in the most recent revision of Continental's separately published policy statement: "Policy on Anti-bribery and Anti-corruption".

8 .	USE OF INFORMATION

a)

A Member must not make improper use of information acquired by virtue of the position as a Member. This prohibition applies irrespective of whether the Member would gain directly and indirectly a personal advantage or an advantage for any associated person or might cause detriment to Continental.

b)

Matters such as trade secrets, processes, methods, advertising or promotional programs, sales and statistics affecting financial results are particularly sensitive and must not be disclosed by any Member.

c)

A Member who takes the serious step of resignation on a point of principle should consider whether the reasons for resignation should be disclosed to shareholders (perhaps through the stock exchange) or the appropriate regulator. In deciding whether or not to make public the reasons for resigning and composing any resignation statement, a Member should have regard to the following:

	i)	the duty not to disclose confidential information so as to damage Continental; and

	ii)	the duty to act bona fide in the interests of Continental.

d)

A Member who has been nominated to the Board as a director by outside parties should recognize the particular sensitivity of the position and should be especially careful not to disclose confidential matters to the nominators unless the prior agreement of the Board has been obtained.

e)

A Member must not buy or sell listed securities in Continental while in possession of information which, if disclosed publicly, would be likely materially to affect the price of Continental’s listed securities.

f)

A Member should ensure that any information which is not publicly available and which would have a material effect on the price or value of Continental’s securities is not provided to anyone who may be influenced to subscribe, buy or sell shares. Such information includes, but is not limited to: profit forecasts; proposed share issues; borrowings; impending takeovers; impending litigation; significant changes in operations; new products; and liquidity problems.

g)

Continental is a publicly owned company and its securities trade and may be listed on certain stock exchanges, a Member has a particular duty in this regard and should ensure that adequate and timely disclosure is made to the securities regulatory authorities and to the stock exchanges.

9 .	PROFESSIONAL INTEGRITY

a)

An executive Member should recognize that the position of office occupied is particularly sensitive. A Member must be prepared, if necessary, to express disagreement with colleagues including the other Members and senior executive officers. However, in the absence of a need to express disagreement, a Member should be prepared to implement the decisions of the Board and the instructions of the Chairman and senior executive officers as a loyal Member.

b)

If there is any doubt about whether a proposed course of action is inconsistent with a Member’s perceived fiduciary or ethical duties then the course of action should not be supported. Independent advice should be sought as soon as possible to clarify the issue.

c)	When a Member who is appointed or elected as a director to the Board, feels so strongly as to be unable to acquiesce in a decision of the Board, some, or all, of the following steps should be considered:

	i)	making the extent of the dissent and its possible consequences clear to the Board as a means of seeking to influence the decisions;

	ii)	asking for additional legal, accounting or other professional advice;

	iii)	asking that the decision be postponed to the next meeting to allow time for further consideration and informal discussion;

	iv)	tabling a statement of dissent and asking that it be minuted;

	v)	writing to the Chairperson, or all members of the Board, and asking that the letter be filed in the minutes; and

	vi)	if necessary, resign, and consider advising the appropriate regulator; provided however that,

in any event, ‘Opinion shopping’ and the search for loopholes in the law is unacceptable.

10 .	INCLUSION OF OTHER PUBLIC POLICIES

From time to time, Continental's Board will adopt a new policy, mandate, and/or charter; or amend an existing one, for the purpose of further expanding guidelines on how Continental ethically and responsibly conducts its business with regard to a key issue or focus subject. These policies, mandates, and charters are collectively referred to herein as "Continental Policies". Continental Policies are or may be published separately from this Code and subscribed by each one of the Members at the time adopted or revised by the Board. Therefore, Continental Policies make up an integral part of this Code and are binding upon each Member to the same extent as if incorporated directly herein.

1.	"Continental's Policy on Anti-bribery and Anti-corruption".

2.	"Continental's Policy on Corporate Social Responsibility".

3.	"Continental's Policy on Environmental Protection".

4.	"Continental's Policy on Occupational Health and Safety".

5.	"Continental's Policy on Trading and Company Securities".

6.	"The Board's Audit Committee Charter".

7.	"The Board's Compensation Committee Charter".

8.	"The Board's Corporate Governance and Nominating Committee Charter".

9.	"The Board's Reserves Committee Charter".

11 .	SECURITIES REGULATORY REPORTING AND COMPLIANCE

a)	As a Canadian company, Continental is a special case reporting issuer (or publicly traded company) considered to be a "Venture Issuer" as defined in Section-1.1 of Canadian Securities Administrators National Instrument 51-102 Continuous Disclosure Obligations. Therein a Venture Issuer is a reporting issuer that does not have any of its securities listed or quoted on any of:

	i)	the Toronto Stock Exchange,

	ii)	an exchange in the USA registered as a "national securities exchange" under Section-6 of the US Securities Exchange Act of 1934,

	iii)	the Nasdaq Stock Market, or

	iv)	a marketplace outside of Canada and the US, except:

	v)	the Alternative Investment Market of the London Stock Exchange (AIM),

	vi)	the PLUS markets operated by PLUS Markets Group plc, and

	vii)	certain other exchanges identified in exemptive relief orders

b)

Continental's common shares trade on the OTC Markets in the USA under the symbol "CPPXF", consequently Continental is considered to be a "Reporting Issuer" in the USA subject to periodic and current reporting requirements of Sections 13(a) and 15(d) of the Securities Exchange Act of 1934 as amended by the applicable sections of the Sarbanes-Oxley Act of 2002. Continental routinely files its audited annual financial statements and report on the US Securities Exchange Commission's "Form-20F as an Annual Report" and its unaudited, quarterly financial statements and any other material reports on "Form-6K Report of a Foreign Issuer".

c)

It is the duty and responsibility of each Member who is serving in an office as a senior executive or financial officer and/or is appointed or elected as a director to the Board, to familiarize him or herself with Continental's continuous disclosure reporting and other securities regulatory obligations in both Canada as a Venture Issuer and in the USA as a Reporting Issuer and do all thing necessary to help and cause timely disclosure.

d)

It is also the duty and responsibility of each Member who is a designated "Insider" under Continental's separately stated "Policy on Trading and Company Securities" or may be a deemed to be such, to familiarize him or herself with the personal continuous disclosure reporting and other securities regulatory obligations that an Insider may personally have or be subject to in both Canada as a Venture Issuer and in the USA as a Reporting Issuer.

12 .	DATE OF REVISION AND PUBLIC NOTICE FILINGS

a)	This Code and these guidelines for it were last revised and adopted by the Board on 14 May 2017.

b)

A complete copy of this Code has been publicly filed on the Canadian Securities Administrators ("CSA") National Instrument ("NI") 13-101 System for Electronic Document Analysis and Retrieval ("SEDAR") in accordance with requirements of Part-2.3 of the CSA's NI 58-101 Disclosure of Corporate Governance Practices.

c)

A complete copy of this Code has also been publicly filed on the US Securities Commission's EDGAR (Electronic Data Gathering, Analysis, and Retrieval) system under cover of a Form-6K Report of Foreign Issuer filing made by Continental under its central index key (CIK) 0000852747.

d)

This entire Code is publicly available in PDF form for download from the SEDAR website. The PDF download link can be found after a search of the Company's filings at SEDAR's website http://sedar.com/search/.

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